Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 357	$ 359
Portion of rentals representing an interest factor	177	182
Total fixed charges	$ 534	$ 541
Earnings available for fixed charges:
Net income	$ 1,364	$ 1,121
Equity earnings net of distribution	(49)	(48)
Income taxes	866	655
Fixed charges	534	541
Earnings available for fixed charges	$ 2,715	$ 2,269
Ratio of earnings to fixed charges	5.1	4.2